PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36754

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MARSCO INVESTMENT CORPORATION**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

101 Eisenhower Parkway

(No. and Street)

Roseland	NJ	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark E. Kadison, CEO   973-228-2886

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC

(Name – if individual, state last, first, middle name)

517 Route 1 South	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Mark E. Kadison_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MARSCO INVESTMENT CORPORATION_____, as of __December 31st_____, 20 __17_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

CEO
_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



MARSCO
Why Trade Anywhere Else

Marsco Investment Corporation
Online Brokerage Services
101 Eisenhower Parkway
Roseland, New Jersey 07068

Telephone: (973) 228-2886
Toll Free: 1 (800) 962-7726
Fax: (973) 228-9762
www.marsco.com

PUBLIC

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

SiPC

MARSCO INVESTMENT CORPORATION

CONTENTS

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Notes to Statement of Financial Condition   3-7

BERKOWER LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Marsco Investment Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Marsco Investment Corporation (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 23, 2018

517 Route One, Iselin, NJ 08830 • P (732) 781-2712 •F (732) 781-2732

A PCAOB REGISTERED FIRM
New Jersey • California • Cayman Islands



MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

	December 31, 2017
ASSETS	
Cash	$ 834,538
Cash segregated under federal regulations	23,352,741
Deposits with clearing organization	538,280
Receivables from customers	5,160,458
Office equipment, at cost (net of accumulated depreciation of $ 39,133)	4,281
Investment in the Depository Trust and Clearing Corporation	147,902
Other assets	2,500
Total assets	$ 30,040,700
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to:	
Customers	$ 26,105,591
Broker-dealers	405,709
Bank loan	2,000,000
Accrued expenses and other liabilities	98,742
Total liabilities	28,610,042
Stockholders' equity	
Common stock, no par value; 2,500 shares authorized, issued and outstanding	24,815
Additional paid-in-capital	800,000
Retained earnings	605,843
Total stockholders' equity	1,430,658
Total liabilities and stockholders' equity	$ 30,040,700

See accompanying notes to the financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Marsco Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a self-clearing broker-dealer and a member of the Depository Trust and Clearing Corporation ("DTCC"). The Company's principal business is that of a discount securities broker, whereby it executes orders on behalf of its customers and provides financing for such transactions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains its cash balances in a few large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

Securities Transactions/Revenue Recognition

Customers' securities transactions are recorded on a settlement date basis. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying statement of financial condition. Commissions are recorded on a settlement date basis, adjusted for trade date if material. Interest income is recorded on an accrual basis.

Depreciation

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets.

Income Taxes

The Company has elected S corporation status under Section 1362 of the Internal Revenue Code. The Company's income is therefore recognized by the stockholders and taxed on their individual federal income tax returns. Consequently no provision has been made for federal taxes in these financial statements. The Company also elected S corporation status in the State of New Jersey. The provision for income taxes represents the Company's share of the State Corporation Business Tax. The Company files its income tax returns in the U.S. federal and New Jersey state jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, compliance with U.S. Federal, U.S state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2017.

2. Receivables and Payables to Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivables.

3. Office Equipment

Office equipment consists of the following:

Office equipment	$ 43,414
Less: accumulated depreciation	(39,133)
	$ 4,281

Depreciation expense for the year ended December 31, 2017 was $1,182.

4. Bank Loan

The Company has a credit line of $6,000,000 under a brokerage credit agreement of which $4,000,000 was available at December 31, 2017. Borrowing under the credit line incurs interest, payable monthly at a floating rate that is geared toward prime. The available line of credit is subject to renewal on May 31, 2018. Borrowings are due on demand and secured by customer securities pledged by the Company. The outstanding balance of $2,000,000 as of December 31, 2017 is collateralized by customer pledged securities of approximately $4,524,000. During January 2018, there was a net increase of $500,000 on the loan balance.

5. Financial Instruments with Credit Risk and Other Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event that the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States of America. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations.

The Company monitors required margin and collateral levels daily in compliance with regulatory and internal guidelines and controls its risk exposure on a daily basis through financial, credit and legal reporting systems. Pursuant to such guidelines, the Company may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. Accordingly, management believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subjected.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the customer or counterparty. At December 31, 2017, the fair value of securities failed to receive was $405,709, which is included in Payables to Broker-dealers in the statement of financial condition.

6. Related Party Transactions

The stockholders of the Company maintain a customer account amounting to $38,000 which is included as a component of receivables from customers on the accompanying statement of financial condition.

Interest income received from such customer account was approximately $2,800 for the year ended December 31, 2017 and is included in interest income in the accompanying statement of operations.

7. Commitments

The Company leases its office facilities under an agreement that expires on December 31, 2019. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor.

Future minimum lease payments are as follows for year ended:

December 2018	$	53,287
December 2019		53,287
	$	106,574

Rent and occupancy costs were $53,733 for the year ended December 31, 2017.

Effective January 2013, the Company in the normal course of business entered into a non-cancellable service contract that expires January 2023.

Future minimum payments are as follows for year ended December 31, 2017:

Years 1-5 ($120,000 per year)	$	600,000

8. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule the Company has elected to operate under the "alternate method" whereby the Company is required to maintain minimum "net capital" of $250,000 or 2% of "aggregate debit items" arising from customer transactions whichever is greater, as these terms are defined. At December 31, 2017, the Company had net capital of $1,275,975, which was $1,025,975 in excess of its required net capital of $250,000. The Company's ratio of aggregate debit balances to net capital was 4.20 to 1.

The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers (Rule 15c3-3). At December 31, 2017, the Company had segregated cash of $23,352,741 under Rule 15c3-3. On January 2, 2018, $100,000 was deposited in the special reserve account to comply with its December 31, 2017 requirements. On January 2, 2018, the Company had $23,452,741 in the special reserve account which was $141,841 in excess of the deposit requirement of $23,310,900 to satisfy the December 31, 2017 Rule 15c3-3 deposit requirement.

9. Contingencies and Other Matters

In the normal course of business activities, the Company is subject to regulatory examinations, other inquiries and other various legal actions. These matters could result in censures, fines, sanctions and legal settlements. As of the date that these financial statements were available to be issued, the Company is not aware of any such matters the outcome of which would be material and would have an adverse effect on its financial position or results of operations.

10. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure through the date that these financial statements were issued, and has not identified any subsequent events that required adjustment or disclosure.